Exhibit 21.1
MONARCH FINANCIAL HOLDINGS, INC.
SUBSIDIARIES OF REGISTRANT

1.	Monarch Financial Holdings, Inc. owns 100% of Monarch Bank, a Virginia corporation.

2.	Monarch Bank owns 100% of Monarch Investment, LLC, a Virginia limited liability company.

3.	Monarch Bank owns 100% of Monarch Capital, LLC, a Virginia limited liability company.

4.	Monarch Investment, LLC, owns 100% of Crossways Holdings, LLC, a Virginia limited liability company.

5.	Monarch Investment, LLC, owns 50.1% of Coastal Home Mortgage, LLC, a Virginia limited liability company.

6.	Monarch Investment, LLC, owns 75% of Real Estate Security Agency, LLC, a Virginia limited liability company.